Auto Tool Technologies Inc.

October 11, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Pamela Long
Assistant Director

Dear Sirs:

Re:	Auto Tool Technologies Inc. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2012
File No. 333-181259

We refer to your letter to the Company dated August 14, 2012 regarding the Company's amendment to Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

Updated interim financial statements have been included in the amended registration statement and the disclosure throughout has been updated accordingly.

2.

We note your response to comment one of our letter dated June 4, 2012. In your discussion of the exemptions available to you as an emerging growth company, please disclose that for so long as you are an emerging growth company, you will be permitted to provide the scaled executive compensation disclosure applicable to smaller reporting companies even if you no longer qualify as a smaller reporting company. Please also disclose that, as an emerging growth company, you are exempt from PCAOB rules regarding mandatory firm rotation or the auditor reporting model. Additionally, please tell us what consideration you gave to providing risk factor disclosure concerning these exemptions as well as to disclosing your emerging growth company status in the business section.

Response:

The emerging growth company disclosure has been expanded upon pursuant to the comments and a risk factor in regards to emerging growth company status has been included.

Description of Our Business, page 16

Overview, page 16

3.	We note your response to comment 11 of our letter dated June 4, 2012. Please clarify whether there were any changes in management made in connection with the share exchange.

Response:

We confirm that no changes in the management of the Company occurred as a result of the share exchange.

Competition, page 16

4.

We note your response to comment 14 of our letter dated June 4, 2012. Given your statement that you compete, in part, on the basis of your well-known brands, please disclose these brand names in the products section of the prospectus. Additionally, please disclose that they are third-party brands.

Response:

The requested disclosure has been provided.

Management, page 18

Directors and Officers, page 18

5.

We note your response to comment 13 of our letter dated June 4, 2012. Please discuss Ms. Kelly's involvement with Distribution Solutions Ltd. in her management biography on page 18. Refer to Item 401(e)(1) of Regulation S-K.

Response:

Ms. Kelly’s management biography has been updated accordingly.

6.

We note your response to comment 17 of our letter dated June 4, 2012. You now state that Ms. Kelly will devote approximately 80% of her working time to your business. Please disclose an estimate of how many hours per week you expect Ms. Kelly will devote to your business. In this regard, we note disclosing only a percentage of "working time" does not clarify for investors how much time Ms. Kelly will actually devote to your business.

Response:

Further specifics have been added in regards to Ms. Kelly’s time commitments to the Company.

Certain Relationships and Related Transactions, page 21

7.

We note your added disclosure on page 21. Please disclose the names of the two affiliated companies that owed you $431,817 as of March 31, 2012. Additionally, please disclose the nature of the "contractor" expenses you owe to your president. Refer to Item 404(a) of Regulation S-K.

Response:

The two affiliated companies and the contractor expenses have been clarified.

Management's Discussion and Analysis . . . , page 24

Liquidity and Capital Resources, page 25

8.

We note your response to comment 22 of our letter dated June 4, 2012. Please revise your filing throughout to make it clear that while you may not have sufficient capital to launch your e- commerce business, you believe you have sufficient resources to fund your core business of selling automotive and household tools to retailers for at least one year from the most recent balance sheet date.

Response:

The requested disclosure has been provided in various sections of the amended registration statement.

9.

We note your response to comment 23 of our letter dated June 4, 2012. In addition to the disclosure you now provide on page 26 concerning your line of credit, please also disclose, if true, that the line of credit is a revolving demand facility secured by the assets of the company. In this regard, we note similar disclosure on page F-9.

Response:

Additional disclosure in regards to the Company’s line of credit has been added.

10.

Please revise your MD&A and financial statement footnotes where appropriate to disclose both the total amount of your line of credit and the remaining amount available to borrow as of December 31, 2011 and March 31, 2012.

Response:

Additional disclosure in regards to the Company’s line of credit has been added.

Audited Consolidated Financial Statements

Note 8. Income Taxes, page F-9

11.

We note your response to comment 34 of our letter dated June 4, 2012. Please revise to disclose the total amount of your valuation allowance as of the balance sheet periods presented. Please refer to ASC 740-10-50-2(c).

Response:

The footnote has been revised pursuant to the comment.

Signatures, page 35

12.

We note your response to comment 37 of our letter dated June 4, 2012. Specifically, we note that you no longer identify Ms. Kelly as signing in the capacity of principal accounting officer. Please have Cindy Kelly identify herself as the principal executive officer, principal financial officer, and principal accounting officer or controller when she signs the registration statement. She should also continue to sign in her capacity as director. Refer to Instruction 1 to Signatures in Form S-1.

Response:

The signing capacities of Ms. Kelly have been updated.

Yours truly,

Auto Tool Technologies Inc.

Per: “ Cindy Kelly”

Cindy Kelly